SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                   SCHEDULE TO
                                (Amendment No. 1)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         AMERICAN REPUBLIC REALTY FUND I
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                       (Name of Subject Company [Issuer])

                      Everest Properties II, LLC (offeror)
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                                (Filing Persons)

                      Units of Limited Partnership Interest
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                              Christopher K. Davis
                           Everest Properties II, LLC
                        199 S. Los Robles Ave., Suite 200
                               Pasadena, CA 91101
                            Telephone (626) 585-5920
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                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
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    Transaction Valuation: $300,000(1)          Amount of Filing Fee: $60(2)
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(1)  Calculated as the product of the number of Units on which the Offer is made and the gross cash price per Unit.
(2)  Already paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:  Not Applicable     Filing party:  Not Applicable
     Form or registration no.:  Not Applicable   Date filed:  Not Applicable

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party  tender offer  subject to Rule 14d-1.
     [ ]  issuer  tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Everest Properties II, L.P. ("Everest" or the "Purchaser"), a California limited partnership, to purchase up to 1,500 units ("Units") of limited partnership interests in AMERICAN REPUBLIC REALTY FUND I (the "Partnership"), as set forth in the Schedule TO. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase filed as Exhibit 12.1 to the Schedule TO (the "Offer to Purchase").


ITEM 11.   ADDITIONAL INFORMATION.

     The response to Item 11 is hereby amended and supplemented with the following changes to the Offer to Purchase:

        DETAILS OF THE OFFER

        5.     Withdrawal Rights.

               The first sentence of the first paragraph of the section is amended and restated in its entirety as follows: "Tenders of Units made pursuant to the Offer are irrevocable, except that Units tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless already accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after August 1, 2005."

         7.    Conditions of the Offer.

               In  subsection   (d),  the  phrase   "results  of  operations  or
               prospects" is hereby replaced with "or results of operations".

        CERTAIN INFORMATION CONCERNING THE PARTNERSHIP

        Trading History of the Units.

               The following sentence is hereby added to the end of the section.

               "Except for the block purchase described below in `Certain Information Concerning the Purchaser - Prior Acquisitions of Units and Prior Contacts' the Purchaser is not aware of any trades of units that were not reported in the Direct Investment Spectrum."

         CERTAIN INFORMATION CONCERNING THE PURCHASER

         Prior Acquisitions of Units and Prior Contacts.

               The following sentence is hereby added to the end of the first paragraph of the section.

               "In October 2004, Everest Management, LLC, acquired 1,637 Units in a block purchase, for $225 per Unit."

        FUTURE PLANS OF THE PURCHASER

               The first sentence of the second paragraph of the section is hereby amended and restated in its entirety as follows.

               "Other than as set forth above, the Purchaser does not currently intend to change current management, indebtedness, capitalization, corporate structure or business operations of the Partnership or to seek to influence the management and affairs of the Partnership, and does not have current plans for any extraordinary  transaction  such  as  a  merger,  reorganization, liquidation or sale or transfer of assets involving the Partnership."

        FEDERAL INCOME TAX MATTERS

               The first sentence of the section is hereby amended and restated in its entirety as follows.

               "The following summary is a general discussion of the principal federal income tax consequences of a sale of Units pursuant to the Offer."

     The response to Item 11 is hereby further amended and supplemented by the Letter to Unit Holders dated June 30, 2005 (Exhibit 12.4 to the Schedule TO), which is incorporated herein by reference.


ITEM 12. EXHIBITS.

     12.4 Letter to Unit Holders dated June 30, 2005.

     12.5 Press Release dated June 30, 2005.

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2005


                                        EVEREST PROPERTIES II, LLC


                                        By: /S/ DAVID I. LESSER
                                            ------------------------
                                                David I. Lesser
                                                Executive Vice President